INFOACHIEVE LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF INFOACHIEVE LIMITED
       We have audited the accompanying consolidated balance sheets of Infoachieve Limited and its subsidiaries (the “Group”) as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the years ended December 31, 2004 and 2005. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and 2005 and the results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
May 8, 2006

INFOACHIEVE LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2005

	(In U.S. dollars,
	except share data)
Assets
Current assets:
Cash and cash equivalents	$228,909	$1,355,010
Accounts receivable, net of allowance for doubtful accounts of $Nil and $3,994 in 2004 and 2005	1,293,569	3,728,200
Inventories	6,572	791
Prepaid expenses and other current assets	367,635	733,110
Amounts due from related parties	501,819	—

Total current assets	2,398,504	5,817,111
Equipment, net	1,031,010	1,013,871
Acquired intangible assets, net	—	764,282
Goodwill	—	13,936,500

Total assets	$3,429,514	$21,531,764

Liabilities and shareholders’ equity
Current liabilities:
Short-term loans from shareholders	$365,802	$3,109,685
Accounts payable	113,817	590,035
Accrued expenses and other current liabilities	868,129	8,057,141
Amounts due to related parties	1,677,741	761,292

Total current liabilities	3,025,489	12,518,153

Commitments (Note 13)
Shareholders’ equity
Ordinary shares ($0.01 par value; 4,620,000 shares authorized in 2004 and 2005, respectively; 40,000 and 1,000,000 issued and outstanding in 2004 and 2005, respectively)	400	10,000
Additional paid-in capital	543,110	27,812,636
Accumulated deficit	(140,669)	(18,739,464)
Accumulated other comprehensive income (loss)	1,184	(69,561)

Total shareholders’ equity	$404,025	$9,013,611

Total liabilities and shareholders’ equity	$3,429,514	$21,531,764

The accompanying notes are an integral part of these consolidated financial statements.

INFOACHIEVE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,

	2004	2005

	(In U.S. dollars,
	except share data)
Revenues:
Advertising service revenue	$4,323,551	$11,828,519
Cost of revenues:
Advertising service cost	3,336,840	7,233,043

Gross profit	986,711	4,595,476

Operating expenses:
General and administrative (including share-based compensation of nil and $1,395,100 for 2004 and 2005, respectively)	543,351	5,428,018
Selling and marketing	821,518	3,363,704

Total operating expenses	1,364,869	8,791,722

Loss from operations	(378,158)	(4,196,246)
Interest income	1,691	2,012
Interest expense	(254,962)	(172,569)
Other income (expense), net	36,820	(3,857)

Loss before income taxes	(594,609)	(4,370,660)
Income taxes	3,880	1,941

Total income taxes	3,880	1,941

Net loss	(598,489)	(4,372,601)

Deemed dividend on ordinary shares	—	(15,187,200)
Deemed dividend on Series A-1 convertible redeemable preference shares — Redesignation	—	(1,136,700)
Deemed dividend on Series A-1 convertible redeemable preference shares — Accretion of redemption premium	—	(378,985)
Deemed dividend on Series A-2 convertible redeemable preference shares — Redesignation	—	(623,700)
Deemed dividend on Series A-2 convertible redeemable preference shares — Accretion of redemption premium	—	(207,820)

Loss attributable to holders of ordinary shares	$(598,489)	$(21,907,006)

Loss per share-basic and diluted	$(35.10)	$(27.10)

Shares used in calculating basic and diluted loss per share	17,049	808,302

The accompany notes are an integral part of these consolidated financial statements.

INFOACHIEVE LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND OTHER COMPREHENSIVE INCOME (LOSS)

				Retained	Accumulated
	Ordinary		Additional	earnings	other	Total
			paid-in	(Accumulated	comprehensive	shareholders	Comprehensive
	Shares	Amount	capital	deficit)	income (loss)	equity	income (loss)

	(In U.S. dollars, except share data)
Balance at January 1, 2004	—	$—	$477,950	$457,820	$31	$935,801	$61,134
Issuance of ordinary shares to incorporate Infoachieve	40,000	400	—	—	—	400
Incorporation of Wuhan Framedia	—	—	65,160	—	—	65,160
Cumulative translation adjustment	—	—	—	—	1,153	1,153	1,153
Net loss	—	—	—	(598,489)	—	(598,489)	(598,489)

Balance at December 31, 2004	40,000	$400	$543,110	$(140,669)	1,184	$404,025	$(597,336)
Issuance of ordinary shares	960,000	9,600	15,187,200	(15,187,200)	—	9,600	—
Reclassification of ordinary shares to Series A-1 convertible redeemable preference shares	(270,000)	(2,700)	—	—	—	(2,700)	—
Reclassification of ordinary shares to Series A-2 convertible redeemable preference shares	(110,000)	(1,100)	—	—	—	(1,100)	—
Issuance of ordinary shares for acquisitions	614,200	6,142	8,878,966	—	—	8,885,108	—
Liquidation of entities under common control	—	—	(545,087)	3,308,211	—	2,763,124	—
Issuance of ordinary shares to Chief Executive Officer	40,000	400	1,394,700	—		1,395,100	—
Deemed dividend on Series A-1 convertible redeemable preference shares	—	—	—	(1,515,685)	—	(1,515,685)	—
Deemed dividend on Series A-2 convertible
Redeemable preference shares	—	—	—	(831,520)	—	(831,520)	—
Conversion of Series A-1 convertible redeemable preference shares to ordinary shares	270,000	2,700	1,515,685	—	—	1,518,385	—
Conversion of Series A-2 convertible redeemable preference shares to ordinary shares	110,000	1,100	831,520	—	—	832,620	—
Cancellation of ordinary shares	(654,200)	(6,542)	6,542	—	—	—	—
Cumulative translation adjustment	—	—	—	—	(70,745)	(70,745)	(70,745)
Net loss	—	—	—	(4,370,601)	—	(4,370,601)	(4,370,601)

Balance at December 31, 2005	1,000,000	$10,000	$27,812,636	$(18,739,464)	$(69,561)	$9,013,611	$(4,441,346)

INFOACHIEVE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,

	2004	2005

	(In U.S. dollars)
Operating activities:
Loss attributable to holders of ordinary shares	$(598,489)	$(21,907,006)
Deemed dividend on ordinary shares	—	15,187,200
Deemed dividend on Series A-1 convertible redeemable preference shares — Redesignation	—	1,136,700
Deemed dividend on Series A-1 convertible redeemable preference shares — Accretion of redemption premium	—	378,985
Deemed dividend on Series A-2 convertible redeemable preference shares — Redesignation	—	623,700
Deemed dividend on Series A-2 convertible redeemable preference shares — Accretion of redemption premium	—	207,820

Net loss	(598,489)	(4,372,601)
Adjustments to reconcile net loss to net cash provided by operating activities:
Share-based compensation expense	—	1,395,100
Depreciation and amortization	157,990	471,326
Bad debt allowance	—	3,994
Changes in assets and liabilities, net of effects of acquisitions
Accounts receivable, net	(568,897)	(2,438,625)
Inventories	35	5,152
Prepaid expenses and other current assets	(75,185)	(369,658)
Amounts due from related parties	(133,800)	248,522
Accounts payable	34,696	476,204
Accrued expenses and other current liabilities	566,431	7,099,537
Amounts due to related parties	738,591	(916,449)

Net cash provided by operating activities	121,372	1,602,501

Investing activities:
Acquisition of businesses, net of cash acquired of $nil	—	(1,703,972)
Purchase of equipment	(636,378)	(561,068)

Net cash used in investing activities	$(636,378)	$(2,265,040)

Financing activities:
Proceeds from short-term loans from shareholders	$365,802	$2,743,883
Repayment of short-term loans from shareholders	(81,892)	—
Proceeds of amounts due to related parties	435,681	761,292
Repayment of amounts due to related parties	(120,824)	(1,655,390)
Proceeds from issuance of ordinary shares	400	9,600

Net cash provided by financing activities	$599,167	$1,859,385

Effect of exchange rate changes	$1,153	$(70,745)

Net increase in cash and cash equivalents	85,314	1,126,101
Cash and cash equivalents, beginning of year	143,595	228,909

Cash and cash equivalents, end of year	$228,909	$1,355,010

INFOACHIEVE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the years ended
	December 31,

	2004	2005

	(In U.S. dollars)
Supplemental disclosure of cash flow information
Income taxes paid	$3,880	$7,673

Interest paid	$—	$—

Supplemental disclosures of non-cash activities:
Non-cash investing activities:
Acquisition of businesses:
Value of ordinary shares issued	$—	$8,885,108
Cash consideration	—	6,209,656

Businesses acquired (including intangibles of $1,036,914, goodwill of $13,936,500, equipment of $121,350)	$—	$15,094,764

Non-cash financing activities:
Reclassification of ordinary shares to Series A-1 convertible redeemable preference shares	$—	$1,139,400

Reclassification of ordinary shares to Series A-2 convertible redeemable preference shares	$—	$624,800

Issuance of ordinary shares to shareholders in exchange for services	$—	$15,187,200

Issuance of ordinary shares to Chief Executive Officer in exchange for services	$—	$1,395,100

Conversion of Series A-1 convertible redeemable preference shares to ordinary shares	$—	$1,518,385

Conversion of Series A-2 convertible redeemable preference shares to ordinary shares	$—	$832,620

The accompany notes are an integral part of these consolidated financial statements.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

1.	Organization and Principal Activities
       Prior to April 28, 2004, the Group operated through the following entities (collectively “the Combined Entities”):

Entities under common control	Place of incorporation	Date of incorporation

Shanghai Framedia Advertisement Co., Ltd. (“Shanghai Framedia”)	People’s Republic of China (“PRC”)	November 4, 2002
Beijing Framedia Advertisement Co., Ltd. (“Beijing Framedia”)	PRC	May 9, 2000
Guangdong Framedia Advertisement Co., Ltd. (“Guangdong Framedia”)	PRC	December 16, 2003
Shenzhen Framedia Advertisement Co., Ltd. (“Shenzhen Framedia”)	PRC	May 8, 2003
Wuhan Framedia Advertisement Co., Ltd. (“Wuhan Framedia”)	PRC	November 28, 2003
       Subsequent to April 28, 2004, Framedia Advertisement Development (Shanghai) Co., Ltd. (“Framedia Development”), a PRC entity, was incorporated by the same shareholders of the Combined Entities and all of the operations of the Combined Entities were transferred to Framedia Development.
       On July 28, 2004, the same shareholders of the Combined Entities and Framedia Development incorporated Infoachieve Limited (“Infoachieve”), a British Virgin Islands entity.
       In substance, the combined entities which are existing companies have been reorganized into the new company Framedia Development. Accordingly, the Group’s financial statements are prepared by including the financial statements of the combined entities through April 2004 and subsequently the Group’s consolidated financial statements which include Framedia Development, Infoachieve and its variable interest entities.
       The Group is principally engaged in the sale of frame space advertising in high-end residential complex in the PRC.
       The PRC rules and regulations currently limit direct foreign ownership in companies that provide advertising services, including frame space advertising services. To comply with these rules and regulations, when the shareholders established Infoachieve in July 2004, Framedia Development entered into various agreements with Infoachieve, including transfer of operation agreements and exclusive consulting and service agreements. Under these agreements, Infoachieve is the exclusive provider of management consulting services to Framedia Development. In return, Framedia Development is required to pay Infoachieve services fees for the management consulting services received. The management consulting service fees are the net profits of Framedia Development. In addition, Infoachieve has been assigned all voting rights by the direct owners of Framedia Development through agreements valid for ten years. Finally, Infoachieve has the option to acquire the equity interest of Framedia Development. Infoachieve holds all the variable interests of Framedia Development and has been determined to be most closely associated with Framedia Development and is considered the primary beneficiary of Framedia Development.
       On June 1, 2005, Infoachieve provided loans to two of its shareholders to acquire 100% of the outstanding shares of Guangdong Century Sparkle Advertisement Co., Ltd. (“Sparkle”), a frame

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
advertisement service provider. Principal terms of the loan agreements provide that (i) Infoachieve entitles to receive service fees by providing management consulting services to Sparkle; (ii) Infoachieve has been assigned all voting rights valid indefinitely that cannot be amended or terminated except by written consent of all parties; and (iii) Infoachieve has the options to acquire the equity interest of Sparkle. Infoachieve holds all the variable interests of Sparkle and has been determined to be most closely associated with Sparkle and is considered the primary beneficiary of Sparkle.
       Through the above arrangements, under the requirements of FIN 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46(R)”), Framedia Development and Sparkle have become the variable interest entities of Infoachieve, as a result, the financial statements of Framedia Development and Sparkle have been consolidated with Infoachieve as its subsidiaries since they were established or acquired.
       On June 16, 2005, Infochieve applied to establish Shanghai Framedia Investment Consultation Co., Ltd. (“Framedia Consultation”) in Shanghai with an operating period of 30 years, and related capital contribution was completed on December 21, 2005. Framedia Consultation is wholly owned by Infochieve and is engaged in provision of consultation and management services to other entities within the group and to third party customers.
       As of December 31, 2005, Infoachieve’s variable interest entities and subsidiary include the following entities:

	Date of	Place of
Entity	incorporation	incorporation

Framedia Development*	April 28, 2004	PRC
Sparkle*	March 25, 2005	PRC
Framedia Consultation	June 16, 2005	PRC

*	Represents a variable interest entity.
       These Companies have been entities under common control which has established the basis to consolidate them from their inception. Accordingly, the accompanying financial statements include the financial statements of Shanghai Framedia, Beijing Framedia, Guangdong Framedia, Shenzhen Framedia, Wuhan Framedia, Framedia Development and Infoachieve and its variable interest entities, collectively the “Group.”
       From June 2005 to December 2005, Shanghai Framedia, Beijing Framedia, Guangdong Framedia, Shenzhen Framedia, Wuhan Framedia were liquidated, their balances sheets as of December 31, 2005 have not been included in the consolidated balance sheet as of December 31, 2005.
       Between June 1, 2005 and December 31, 2005, the Group through Infoachieve acquired the frame advertising net assets from eight companies that operated in the same industry in the PRC. These acquisitions were accounted for as acquisition of a business and for details, see Note 3, Acquisitions.
       On October 14, 2005, all the same shareholders of Infoachieve incorporated Total Team Investments Limited (“Total Team”) in the British Virgin Islands. According to the Share Purchase Agreement, the shareholders of Infoachieve transferred all the issued shares in Infoachieve Limited to Total Team. Total Team became the only shareholder of Infoachieve.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

2.	Summary of Significant Accounting Policies
(a) Basis of presentation
       The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements reflect the operations of Shanghai Framedia, Beijing Framedia, Guangdong Framedia, Shenzhen Framedia and Wuhan Framedia through April 2004 and the Group’s consolidated financial statements thereafter.
(b) Cash and cash equivalents
       Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.
(c) Use of estimates
       The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives and impairment of equipment, intangible assets and goodwill and valuation allowance for deferred tax assets.
(d) Significant risks and uncertainties
       The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: the Group’s limited operating history; advances and trends in new technologies and industry standards; competition from other competitors; regulatory or other PRC related factors; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s growth strategies; and general risks associated with the advertising industry.
(e) Equipment, net
       Equipment, net is carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Frame	5 years
Computer and office equipment	5 years
Liquid crystal display	5 years
(f) Impairment of long-lived assets
       The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the longlived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
fair value of the assets. The Group recognized impairment loss of Nil and $115,789 for the years ended December 31, 2004 and 2005. In 2005, the Group decided to replace the remaining tangible assets acquired through the acquisitions and assessed the recoverable amounts of the net tangible assets to be nil, therefore, the Group recognized an impairment loss of $115,789 which is equal to the remaining amount of the tangible assets acquired from the acquisitions.
(g) Goodwill
       SFAS No. 142 requires the Group to complete a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. SFAS No. 142 requires completion of this first step within the first six months of initial adoption and annually thereafter. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
       Management has performed the annual goodwill impairment test, no events had occurred and no indications had been identified as of December 31, 2005 that reduced the fair value of the Group’s reporting units below the carrying value of the goodwill and intangible assets.
       The changes in the carrying amount of goodwill for the year ended December 31, 2005 are as follows:

Balance as of January 1, 2005	$—
Goodwill acquired during the year	13,936,500
Goodwill impaired since acquired	—

Balance as of December 31, 2005	$13,936,500

(h) Revenue recognition
       The Group’s revenues are primarily derived from advertising services. Revenues from advertising services are recognized ratably over the period in which the advertisement is displayed. Accordingly, revenue is recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured.
       Prepayments for the advertising services are deferred and recognized as revenue when the advertising services are rendered.
       The Group presents advertising service revenue, net of business tax incurred, which amounts to $442,593 and $1,066,409 for the years ended December 31, 2004 and 2005, respectively.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
(i) Operating leases
       Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.
(j) Foreign currency translation
       The reporting currency of the Group is the United States dollar (“US dollar”). The functional currency of the Group is the Renminbi (“RMB”). Monetary assets and liabilities denominated in currencies other than US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than US dollar during the periods are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.
(k) Income taxes
       Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.
(l) Comprehensive income/loss
       Comprehensive income/loss includes foreign currency translation adjustments. Comprehensive income/loss is reported in the statements of shareholders’ equity.
(m) Concentration of credit risk
       Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places their cash and cash equivalents with financial institutions with high-credit ratings and quality.
       The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
(n) Fair value of financial instruments
       Financial instruments include cash and cash equivalents and short-term loans from shareholders. The carrying values of cash and cash equivalents and short-term loans from shareholders approximate their fair values due to their short-term maturities.
(o) Loss per share
       Basic loss per share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the years. Diluted loss per

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of diluted loss per ordinary share in loss years as their effects would be antidilutive. Basic loss per share is equal to diluted loss per share as there are no potential convertible securities for the end of years presented.
(p) Recently issued accounting standards
       In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), In exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company is required to adopt SFAS No. 123R effective January 1, 2006.
       Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will not be significant.
       In March 2006, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)”, which provides clarification of the concept of mutual understanding between employer and employee with respect to the grant date of a share-based payment award. This FSP provides that a mutual understanding of the key terms and conditions of an award shall be presumed to exist on the date the award is approved by management if the recipient does not have the ability to negotiate the key terms and conditions of the award and those key terms and conditions will be communicated to the individual recipient within a relatively short time period after the date of approval. This guidance shall be applied upon initial adoption of SFAS 123(R). The Company is currently evaluating the effect that the adoption of the

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
FSP will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.
       In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 on January 1, 2006 to have a material impact on its results of operations and financial condition.
       In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not expect the adoption of SFAS No. 155 to have a material impact on its consolidated results of operations and financial condition.
       In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company does not expect the adoption of FIN 47 will have a material impact on its results of operations and financial condition.

3.	Acquisitions
       During 2005 and 2004, the Group has made the following acquisitions to continue to expand its networks in desirable locations to establish other stand alone networks that provide effective channels for advertisers:

(a) On June 1, 2005, two shareholders of Infoachieve, Lei Liu and Shi Yong acquired 100% of the equity of Guangdong Century Sparkle Advertising Co., Ltd. (“Sparkle”), a frame advertising service provider, in exchange for cash of $701,330 and 90,000 ordinary shares of Infoachieve having a fair value of $15.62 per ordinary share which was determined by a retrospective valuation performed by an independent valuation firm. The cash consideration was satisfied by a loan from the Group to Lei Liu and Yong Shi. At the completion of the acquisition, Lei Liu and Yong Shi entered into various agreements with Infoachieve, including an exclusive service agreement entitled Infoachieve to receive service fees in an amount up to all of the net income of Sparkle. In addition, Infoachieve has been assigned all the voting rights by Lei Liu and Yong Shi through an agreement valid indefinitely that cannot be amended or terminated except by written consent of all parties. Finally, Infoachieve has the option to acquire the equity interest of Sparkle. Infoachieve holds all the variable interests of Sparkle and has been determined to be most closely associated with Sparkle. Therefore Infoachieve is the primary

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

beneficiary of Sparkle. As a result, the consolidated financial statements reflect the consolidation of Sparkle into Infoachieve. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $2,107,130 consisted of the following:

Cash consideration	$701,330
Value of the ordinary shares issued	1,405,800

Total consideration	$2,107,130

       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$23,942
Intangible assets:
Lease agreements	111,473	5 years
Customer base	18,237	5 years
Contract backlog	14,372	2.5 months
Goodwill	1,939,106	N/A

Total	$2,107,130

(b) On July 1, 2005, the Group through Infoachieve acquired the signed lease agreements, frames and ongoing advertising agreements of Langmei Co. Ltd., a frame advertising service provider, in exchange for cash of $828,295 and 160,000 ordinary shares of Infoachieve having a fair value of $14.24 per ordinary share which was determined by a retrospective valuation performed by an independent valuation firm. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $3,106,695 consisted of the following:

Cash consideration	$828,295
Value of the ordinary shares issued	2,278,400

Total consideration	$3,106,695

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$12,563
Intangible assets:
Lease agreements	56,878	5 years
Customer base	41,314	5 years
Contract backlog	49,891	2.5 months
Goodwill	2,946,049	N/A

Total	$3,106,695

(c) On July 1, 2005, the Group through Infoachieve acquired the signed lease agreements, frames and ongoing advertising agreements of Beijing Xinchengsihai Advertising Co., Ltd., a frame advertising services provider, in exchange for cash of $1,207,730. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$6,642
Intangible assets:
Lease agreements	63,043	5 years
Customer base	5,918	5 years
Contract backlog	483	2.5 months
Goodwill	1,131,644	N/A

Total	$1,207,730

(d) On July 5, 2005, the Group through Infoachieve acquired the signed lease agreements, frames and ongoing advertising agreements of Beijing Tuojia Advertising Co., Ltd., a frame advertising services provider, in exchange for cash of $870,617 and 95,200 ordinary shares of Infoachieve having a fair value of $14.24 per ordinary share which was determined by a retrospective valuation performed by an independent valuation firm. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $2,226,265 consisted of the following:

Cash consideration	$870,617
Value of the ordinary shares issued	1,355,648

Total consideration	$2,226,265

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$21,263
Intangible assets:
Lease agreements	92,546	5 years
Customer base	12,323	5 years
Contract backlog	43,735	2.5 months
Goodwill	2,056,398	N/A

Total	$2,226,265

(e) On July 1, 2005, the Group through Infoachieve acquired the signed lease agreements, frames and ongoing advertising agreements of Shanghai Yangguangjiaxin Advertising Co., Ltd., a frame advertising services provider, in exchange for cash of $241,838 and 99,000 ordinary shares of Infoachieve having a fair value of $14.24 per ordinary share which was determined by a retrospective valuation performed by an independent valuation firm. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $1,651,598 consisted of the following:

Cash consideration	$241,838
Value of the ordinary shares issued	1,409,760

Total consideration	$1,651,598

       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$15,340
Intangible assets:
Lease agreements	140,475	5 years
Customer base	11,233	5 years
Contract backlog	30,680	2.5 months
Goodwill	1,453,870	N/A

Total	$1,651,598

(f) On July 1, 2005, the Group through Infoachieve acquired the signed lease agreements, frames and ongoing advertising agreements of Guangzhou Liju Advertising Co., Ltd., a frame advertising services provider, in exchange for cash of $483,676 and 140,000 ordinary shares of Infoachieve having a fair market value of $14.24 per ordinary share which was determined by a retrospective valuation performed by an independent valuation firm. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $2,477,276 consisted of the following:

Cash consideration	$483,676
Value of the ordinary shares issued	1,993,600

Total consideration	$2,477,276

       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$10,146
Intangible assets:
Lease agreements	139,751	5 years
Customer base	21,863	5 years
Contract backlog	16,427	2.5 months
Goodwill	2,289,089	N/A

Total	$2,477,276

(g) On September 1, 2005, the Group through Infoachieve acquired the signed lease agreements, frames and ongoing advertising agreements of Beijing Lingxian Media Advertising Co., Ltd., a frame advertising services provider, in exchange for cash of $1,011,097. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$25,893
Intangible assets:
Lease agreements	52,898	5 years
Customer base	19,852	5 years
Contract backlog	25,030	2.5 months
Goodwill	887,424	N/A

Total	$1,011,097

(h) On October 1, 2005, the Group acquired the signed lease agreements, frames and ongoing advertising agreements of Shenzhen Xinghuo Advertising Co., Ltd., a frame advertising services provider, in exchange for cash of $865,073 and 30,000 ordinary shares having a fair market value of $14.73 per ordinary share which was determined by a retrospective valuation performed by an independent valuation firm. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $1,306,973 consisted of the following:

Cash consideration	$865,073
Value of the ordinary shares issued	441,900

Total consideration	$1,306,973

       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$5,561
Intangible assets:
Lease agreements	53,910	5 years
Customer base	6,055	5 years
Contract backlog	8,527	2.5 months
Goodwill	1,232,920	N/A

Total	$1,306,973

Pro forma
       The following summarized unaudited pro forma results of operations for the year ended December 31, 2005 assuming that all acquisitions during the year ended December 31, 2005 occurred as of January 1, 2004 and 2005. These pro forma results have been prepared for comparative purposes only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of January 1, 2004 and 2005.

	Pro forma

	Year ended	Year ended
	December 31, 2004	December 31, 2005

	(unaudited)	(unaudited)
Revenues	$14,110,552	$12,084,864
Net loss attributable to holders of ordinary shares	$(550,713)	$(18,624,320)
Loss per share — basic and diluted	$(32.30)	$(23.04)

4.	Accounts Receivable, Net
       Accounts receivable, net consists of the following:

	December 31,

	2004	2005

Billed receivables	$589,634	$3,149,886
Unbilled receivables	703,935	578,314

	$1,293,569	$3,728,200

       Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.

5.	Prepaid Expenses and Other Current Assets
       Prepaid expenses and other current assets consist of the following:

	December 31,

	2004	2005

Other receivables	$135,576	$383,835
Prepaid expenses	111,870	279,743
Employee advances	72,026	69,532
Other taxes refundable	48,163	—

	$367,635	$733,110

6.	Equipment, Net
       Equipment, net consists of the following:

	December 31,

	2004	2005

Frame	$641,008	$1,148,014
Computers and office equipment	174,164	351,315
Liquid crystal displays	562,080	—

	1,377,252	1,499,329
Less: accumulated depreciation and amortization	(346,242)	(485,458)

	$1,031,010	$1,013,871

7.	Acquired Intangible Assets, Net
       Acquired intangible assets, net consist of the following:

	December 31,

	2004	2005

Lease agreements	$—	$710,974
Customer base	—	136,795
Contract backlogs	—	189,145
Less: accumulated amortization	—	(272,632)

	$—	$764,282

       In 2005, the Group acquired certain lease agreements, customer base and contract backlogs through various acquisitions (see Note 3). The Group recorded an amortization expense of $272,632 for the year ended December 31, 2005. The Group will record amortization expenses of $172,883, $172,883, $172,883, $172,883 and $72,750 for 2006, 2007, 2008, 2009 and 2010, respectively.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

8.	Accrued Expenses and Other Current Liabilities
       Accrued expenses and other current liabilities consist of the following:

	December 31,

	2004	2005

Payables related to acquisitions	$—	$4,505,684
Professional fees	—	939,113
Sales commission	30,688	592,729
Advances from employees	244,847	621,330
Other taxes payable	387,074	467,560
Employee payroll and welfare	43,954	299,345
Accrued expenses	45,315	261,504
Advance from customers	75,580	42,007
Others	40,671	327,870

	$868,129	$8,057,141

9.	Income Taxes
       Infoachieve is a tax-exempted company incorporated in the British Virgin Islands.
       Beijing Framedia, Shanghai Framedia, Guangdong Framedia, Shenzhen Framedia, Wuhan Framedia and Infoachieve’s variable interest entities were all registered in the PRC, which are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.
       The tax rate for Beijing Framedia was 33% and the taxable income was calculated at 8% of gross revenue in the periods presented.
       The EIT rate for Shanghai Framedia was 33% but no income tax was provided as Shanghai Framedia was exempted from income tax in 2004 and there was no assessable taxable income in 2005.
       The EIT rate for Guangdong Framedia was 33%. No income tax has been provided as Guangdong Framedia was exempted from income tax in the periods presented.
       The EIT rate for Shenzhen Framedia was 15% and no income tax was provided as Shenzhen Framedia had no assessable taxable income.
       Wuhan Framedia was subject to a fixed amount of income tax, which was $445 per year.
       The EIT rate for Framedia Development is 33%. No income tax has been provided in the periods presented as Framedia Development was exempted from income tax in 2004 and 2005.
       The EIT rate for Sparkle is 33%, and the taxable income was calculated at 20% of gross revenue in the period presented. Sparkle enjoys an 18% preferential tax rate determined by its operating scale.
       The EIT rate for Framedia Consultation was 33%. No income tax has been provided as there was no assessable taxable income in 2005.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
       The principal components of the Group’s deferred income tax assets are as follows:

	December 31,

	2004	2005

Deferred tax assets:
Pre-operating expenses	$—	$12,088
Allowance for doubtful accounts	—	1,318

Total deferred tax assets	—	13,406
Valuation allowance on deferred tax assets	—	(13,406)

Net deferred tax assets	$—	$—

       The Group operates through multiple subsidiaries and variable interest entities and the valuation allowance is considered on each individual subsidiary and variable interest entity basis.
       The Group did not have any timing differences relating to deferred tax liabilities as of December 31, 2004 and 2005.
       Full valuation allowance has been provided for the deferred tax assets arising mainly from pre-operating expenses and allowance for doubtful accounts as the Group believes that it is more likely than not that the deferred tax assets will not be realized.
       A reconciliation between total income tax expense and the Group’s effective tax rate is as follows:

	For the year
	ended
	December 31,

	2004	2005

Statutory tax rate	33.0%	33.0%
Permanent book-tax differences	(27.1)%	(32.7)%
Change in valuation allowance	(5.9)%	(0.3)%

Effective tax rate	—	—

10.	Convertible Redeemable Preference Shares

(a) In May 2005, 270,000 outstanding ordinary shares were reclassified and re-designated into 270,000 Series A-1 convertible redeemable preference shares. The re-designation has resulted in a deemed dividend of $1,136,700 which represents the difference between the fair value of the Series A-1 convertible redeemable preference shares at the date of the re-designation of $4.22 and the initial issuance price of the ordinary shares of $0.01 for 270,000 shares.

At any time on or after the sixtieth month after the date on which the Series A convertible redeemable preference shares were first allotted and issued, and from time to time thereafter, the Group shall, at the election of any holder of Series A convertible redeemable preference shares, redeem all or part of the Series A convertible redeemable preference shares held by such redeeming holder. The redemption price shall be 150% of the $4.22 per share for Series A-1 convertible redeemable preference shares in effect on the redemption date plus all

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers. The Group recorded a deemed dividend of $378,985 for the year ended December 31, 2005, which resulted from amortization of the 50% redemption premium associated with Series A-1 convertible redeemable preference shares.

(b) In May 2005, 110,000 outstanding ordinary shares were reclassified and re-designated into 110,000 Series A-2 convertible redeemable preference shares. The re-designation has resulted in a deemed dividend of $623,700 which represents the difference between the fair value of the Series A-2 convertible redeemable preference shares at the date of the re-designation of $5.68 and the initial issuance price of the ordinary shares of $0.01 for 110,000 shares.

At any time on or after the sixtieth month after the date on which the Series A convertible redeemable preference shares were first allotted and issued, and from time to time thereafter, the Group shall, at the election of any holder of Series A convertible redeemable preference shares, redeem all or part of the Series A convertible redeemable preference shares held by such redeeming holder. The redemption price shall be 150% of the $5.68 per share for Series A-2 convertible redeemable preference shares in effect on the redemption date plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers. The Group recorded a deemed dividend of $207,820 as of December 31, 2005, which resulted from amortization of the 50% redemption premium associated with Series A-1 convertible redeemable preference shares.
       The significant terms of the Series A-1 and Series A-2 convertible redeemable preference shares are as follows:
Conversion
       Each of the Series A-1 and Series A-2 convertible redeemable preference shares is convertible into one ordinary share at a conversion price of $4.22 per share for Series A-1 convertible redeemable preference shares and $5.68 per share for Series A-2 convertible redeemable preference shares, at the option of the holder at any time after the date of issuance of such shares, or is automatically converted into ordinary shares at the then effective Series A conversion price upon a Qualified IPO. The conversion price should be subject to the following adjustment:
       Adjustment of the Series A-1 and Series A-2 convertible redeemable preference shares conversion price upon issuance of additional ordinary shares at below Series A convertible redeemable preference shares conversion price — in the event that Infoachieve shall issue any additional ordinary shares at a subscription price per share less than the Series A-1 and Series A-2 convertible redeemable preference shares conversion price, in effect on the date of and immediately prior to such issuance, the Series A convertible redeemable preference shares conversion price shall be reduced to a price equal to the consideration per share for which such additional ordinary shares are issued.
Voting rights
       All ordinary shares shall have one vote each. Each convertible redeemable preference share shall be entitled to the number of votes equal to the number of ordinary shares into which such Series A convertible redeemable preference could be converted at the record date for determination

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
of the members entitled to vote on such matters. The holders of the Series A-1 and Series A-2 convertible redeemable preference shares and the ordinary shares shall vote together and not as a separate class, except as otherwise specifically required by the merger and acquisition agreements.
Dividends
       The holders of the Series A-1 and Series A-2 convertible redeemable preference shares shall be entitled to receive out of any funds legally available therefore, when and if declared by the Directors, equivalent dividends or other distributions made or declared, whether in cash, in property or in any shares of Infoachieve, in respect of any other class or series of shares of Infoachieve.
Liquidation preference
       In the event of any liquidation, dissolution or winding up of Infoachieve, the holders of Series A-2 convertible redeemable preference shares shall receive the amount equal to 100% of the Series A Original Reference Price. After setting aside or paying in full the preferential amount due to the holders of Series A-2 convertible redeemable preference shares, the holders of the Series A-1 convertible redeemable preference shares shall be entitled to receive, the amount equal to 100% of the Series A Original Reference Price.
       Series A Original Reference Price means, with respect to the Series A-1 convertible redeemable preference shares, $4.22, being the price at which the Series A-1 convertible redeemable preference shares were valued on the date on which the Series A-1 preference shares were first created by the Group by the redesignation of ordinary shares then in issue, and, with respect to the Series A-2 preference shares, $5.68, being the price at which the Series A-2 convertible redeemable preference shares were valued on the date on which the Series A-2 convertible redeemable preference shares were first created by the Group by the redesignation of ordinary shares then in issue.
11.     Ordinary Shares
       (a) On July 28, 2004, in order to incorporate Infoachieve, the Group issued 400 ordinary shares to the shareholders of the combined entities for cash proceeds of $400.
       (b) On March 12, 2005 the Board of Directors approved a stock split of 100:1 of the ordinary shares which has been retroactively reflected in the Group’s consolidated financial statements.
       (c) On March 21, 2005, the Group issued 960,000 ordinary shares to the Founders for cash proceeds of $9,600. This has resulted in a deemed dividend of $15,187,200 which represents the difference between the fair value of the ordinary shares at the date of issuance of $15.83 and the par value of $0.01 for 960,000 shares. The fair value was determined based on a retrospective independent third party valuation.
       (d) On May 12, 2005, 380,000 outstanding ordinary shares were reclassified and redesignated into 270,000 Series A-1 convertible redeemable preference shares and 110,000 Series A-2 convertible redeemable preference shares. (See Note 10(a)(b))
       (e) On May 12, 2005 and September 2, 2005, the principal shareholders of the Group transferred 50,000 ordinary shares of their own and the Group issued 40,000 ordinary shares to the Chief Executive Officer of Infoachieve in return for his service, respectively. These have resulted in a compensation expense of $1,395,100, which was based on the fair value of the price of ordinary shares. The fair value was determined based on a retrospective independent third party valuation.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
       (f) On October 14, 2005, all the same shareholders of Infoachieve incorporated Total Team in the British Virgin Islands. According to the Share Purchase Agreement and the supplemental agreements, following arrangements were made:

(i) 620,000 Ordinary Shares issued to the founders were transferred to Total Team,

(ii) The Chief Executive Officer who owned 40,000 ordinary shares and the shareholders of the entities being acquired by Infoachieve who were issued 614,200 ordinary shares of Infoachieve all agreed to exchange these issues with the same number of shares of Total Team, these 654,200 ordinary shares were cancelled by Total Team immediately after this transfer,

(iii) The 270,000 Series A-1 Preferred Shares and the 110,000 Series A-2 Preferred Shares were first converted to same number of Infoachieve’s ordinary shares, then were transferred to Total Team.

After these arrangements, Infoachieve’s total issued and outstanding ordinary shares were 1,000,000, which were fully acquired by Focus Media Holding Limited (“Focus Media”) on January 1, 2006.
12.     Mainland China Contribution Plan and Profit Appropriation
       Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $18,991, and $115,726 for the years ended December 31, 2004 and 2005, respectively.
       Pursuant to laws applicable to entities incorporated in the PRC, the Group’s variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) a enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In 2004 and 2005, the Group did not make any appropriations.
13.     Commitments
(a) Leases
       The Group has entered into operating leasing arrangements relating to the placement of the print in the commercial locations where the Group operates the networks and in connection with the lease of the Group’s office premises. Rental expenses under operating leases for 2004 and 2005 were $1,935,891 and $3,881,981, respectively.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
       Future minimum lease payments under non-cancelable operating leases agreements were as follows:

December 31,
2005

December 31,
2006	$3,687,665
2007	1,446,995
2008	399,542
2009	50,112
2010 and thereafter	14,336

$5,598,650

14.	Segment and Geographic Information
       The Group is engaged in selling print advertisement on its network of frame located in high traffic areas in commercial locations throughout China.
       The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.
       Although the Group operates through multiple cities in China which include Beijing, Shanghai, Guangzhou, Shenzhen and Wuhan, it believes it operates in one segment as all cities provide selling frame space to the customers and advertisers. Accordingly all financial segment information can be found in the consolidated financial statements.
Geographic information
       The Group operates in the PRC and all of the Group’s long lived assets are located in the PRC.

15.	Major Customers
       Details of the customers accounting for 10% or more of total revenues are as follows:

	Years ended
	December 31,

	2004	2005

	%	%
Beijing Yitongfeiyang Advertising Co., Ltd.	16.9	15.5
       Details of the customers accounting for 10% or more of accounts receivable are as follows:

	December 31,

	2004	2005

	%	%
Beijing Yitongfeiyang Advertising Co., Ltd	26.6	22.6
Beijing Guanliang Advertising Co., Ltd.	18.2	—
Beijing Taihedongfang Advertising Co., Ltd.	10.3	—

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

16.	Related Party Balances
       (a) Amounts due from related parties
       The amounts due from related parties were cash advances to the Founders to invest in Shanghai Framedia, Guangdong Framedia, Shenzhen Framedia, Wuhan Framedia and Infoachieve. The amounts were unsecured and interest free and fully repaid in 2005.
       (b) Short-term loans from shareholders
       At December 31, 2004, the short-term loans from shareholders represented the principal of $365,802, which was interest bearing starting from January 1, 2005 at an interest rate of 7% per annum and was repayable in December 2005.
       At December 31, 2005, the short-term loans from shareholders are comprised of the principal of $3,048,522 and the interest calculated at 7% per annum, all of which was repayable within one year.
       The short-term loans were provided to the Group to be used as part of the consideration to complete the acquisitions described in Note 3.
       (c) Amounts due to related parties
       Details of amounts due to related parties as of December 31, 2004 and 2005 were as follows:

	December 31,

	2004	2005

Principal shareholders	$1,677,741	$761,292

       At December 31, 2004, the loans from a Founder’s relative and employees were unsecured, bore interest ranging from 20% to 30% per annum and were repaid in 2005.
       At December 31, 2005, the loan from Focus Media Holding Limited (“Focus Media”) was unsecured, bore interest 5.58% per annum. As mentioned in note 17, Focus Media became the only shareholder of the Group subsequently.

17.	Subsequent Events

(a) Pursuant to the Share Purchase Agreement signed on October 15, 2006 by Focus Media Holding Limited, a publicly listed company on NASDAQ to acquire all the issued shares of Infoachieve Limited, the acquisition was effectively completed on January 1, 2006 and since then Infoachieve Limited has become a subsidiary of Focus Media Holding Limited.

(b) On March 7, 2006, Infoachieve entered into an agreement with its shareholders (IDG Technology Venture Investments Fund, Chen Hong, Shi Yong, Liu Shisheng and Zhao Haiqi, collectively called “Lending Parties”)) and Focus Media. According to the agreement, to the extent the 2006 Audited Annual Net Income (as defined in the agreement) of Infoachieve exceeds US$17,000,000, any such excess amount not to exceed USD3,262,483.83 shall be applied by Infoachieve to repay the outstanding principal of the loans made by the Lending Parties to Infoachieve, in proportion to the amounts of the loan made by the Lending Parties, provided (a) the Credits (as defined in Funding Agreement as discussed below), and (b) the Work Capital Credits (as defined in the Share Purchase Agreement) if any, shall have been fully repaid before any loan is repaid pursuant to this Agreement.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

On March 7, 2006, Infoachieve entered into the Funding Agreement with Focus Media and Total Team. According to this agreement, Focus Media shall provide a working capital loan of RMB6,361,773.64 or the US dollar equivalent and a loan against accounts receivables of RMB30,000,000 or the US dollar equivalent (collectively the “Credits”) to Infoachieve, the Credits shall not bear any interest. Upon receipt of the Credit from Focus Media, Infoachieve shall apply the Credits in their entirety to repay the due and unpaid portion of the cash consideration payable by Infoachieve pursuant to the applicable Acquisition Agreements.